UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 (Amendment No.    *)


                               Inamed Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  45323-51-03
                                 (CUSIP Number)

                                Hank Gracin, Esq.
                                 Lehman & Eilen
                    50 Charles Lindbergh Boulevard, Suite 505
                            Uniondale, New York 11553
                                   (516) 222-0888
           (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communication)

                                 August 10, 1998
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45323-51-03             13D                      Page 2 of 11 Pages



1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:   Little Wing L.P., Fed. Id. No. 13-3778596

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS: WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7.       SOLE VOTING POWER:

8.       SHARED VOTING POWER: 356,880

9.       SOLE DISPOSITIVE POWER:

10.      SHARED DISPOSITIVE POWER: 356,880

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 356,880

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:  [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.23%

14.      TYPE OF REPORTING PERSON: PN



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CUSIP NO. 45323-51-03             13D                      Page 3 of 11 Pages


1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:   Little Wing too, Fed. Id. No. 06-1520333

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS: WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7.       SOLE VOTING POWER:

8.       SHARED VOTING POWER: 28,000

9.       SOLE DISPOSITIVE POWER:

10.      SHARED DISPOSITIVE POWER: 28,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 28,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:  [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .25%

14.      TYPE OF REPORTING PERSON: PN

CUSIP NO. 45323-51-03             13D                      Page 4 of 11 Pages

1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON:   Quilcap Corp., Fed. I.D. No. 13-3780878

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

7.       SOLE VOTING POWER:

8.       SHARED VOTING POWER: 384,880

9.       SOLE DISPOSITIVE POWER:

10.      SHARED DISPOSITIVE POWER: 384,880

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 384,880

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:  [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.5%

14.      TYPE OF REPORTING PERSON: CO

CUSIP NO. 45323-51-03             13D                      Page 5 of 11 Pages

1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:   Tradewinds Fund Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

7.       SOLE VOTING POWER:

8.       SHARED VOTING POWER: 192,240

9.       SOLE DISPOSITIVE POWER:

10.      SHARED DISPOSITIVE POWER: 192,240

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 192,240

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:  [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.75%

14.      TYPE OF REPORTING PERSON: CO

CUSIP NO. 45323-51-03             13D                      Page 6 of 11 Pages

1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:   Contrary Fund Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Ireland

7.       SOLE VOTING POWER:

8.       SHARED VOTING POWER: 87,880

9.       SOLE DISPOSITIVE POWER:

10.      SHARED DISPOSITIVE POWER: 87,880

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 87,880

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:  [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): .8%

14.      TYPE OF REPORTING PERSON: CO

CUSIP NO. 45323-51-03             13D                      Page 7 of 11 Pages

1.       NAME OF REPORTING PERSON S.S. OR I.R.S.  IDENTIFICATION  NO. OF ABOVE
         PERSON:  Quilcap  International  Corp., Fed. I.D. No. 13-3868725

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

7.       SOLE VOTING POWER:

8.       SHARED VOTING POWER: 280,120

9.       SOLE DISPOSITIVE POWER: 280,120

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 280,120

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:  [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.55%

14.      TYPE OF REPORTING PERSON: CO

CUSIP NO. 45323-51-03             13D                      Page 8 of 11 Pages

1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:   Parker Quillen, S.S. No. ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: United States

7.       SOLE VOTING POWER:

8.       SHARED VOTING POWER: 665,000

9.       SOLE DISPOSITIVE POWER:

10.      SHARED DISPOSITIVE POWER: 665,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 665,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:  [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.03%

14.      TYPE OF REPORTING PERSON: IN

CUSIP NO. 45323-51-03             13D                      Page 9 of 11 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Inamed Corporation
                                (Name of Company)




Item 2. Identity and Background of the Schedule 13D Report is amended as follows:

Item 2.  Identity and Background

         (a) This filing is made by: (i) Little Wing, L.P., a Delaware limited partnership ("Little Wing"), (ii) Little Wing too, L.P., a Delaware limited partnership ("Little Wing too"); (iii) Tradewinds Fund Ltd. ("Tradewinds") a British Virgin Islands corporation which has entered into a contract to receive investment management services from Quilcap International Corp.; (iv) Contrary Fund Ltd. ("Contrary") a corporation formed in the Republic of Ireland which has entered into a contract to receive investment management services from Quilcap International Corp.; (v) Quilcap Corp. ("Quilcap") a Delaware corporation which is the General Partner of Little Wing and Little Wing too; (vi) Quilcap International Corp. ("International") a Delaware corporation which is the Investment Manager for Tradewinds and Contrary; and (vii) Parker Quillen, ("Quillen") the President of Quilcap and International.

         (b) The address of Little Wing is c/o Quilcap Corp., 375 Park Avenue -- Suite 1404, New York, New York 10152. Little Wing too, Quilcap, International, Tradewinds, Contrary and Quillen all share the same address with Little Wing.

         (c) (i) the principal business of Little Wing and Little Wing too is that of a private investment entity engaging in the purchase and sale of securities; (ii) the principal business of Quilcap is serving as General Partner of Little Wing and Little Wing too; (iii) the principal business of Tradewinds and Contrary is that of private investment entities engaging in the purchase and sale of securities; (iv) the principal business of International is serving as Investment Manager for various entities, including Tradewinds and Contrary; (iv) the principal business of Quillen is serving as the President of Quilcap and International.

         (d) None of the persons referred to in paragraph 2 (a) above has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the persons referred to in paragraph 2 (a) above has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order

CUSIP NO. 45323-51-03             13D                      Page 10 of 11 Pages

enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Quillen is a United States citizen.

Item 5. Interest in Securities of the Issuer, of the Schedule 13D Report is amended as follows:

Item 5.  Interest in Securities of the Issuer

         (a) As of the date hereof, Little Wing beneficially owned 318,130 shares of Common Stock, a Warrant to purchase 18,750 shares of Common Stock at $9.00 per share and a Secured Convertible Note in the principal amount of $200,000 due March 31, 1999 convertible into 20,000 shares of Common Stock, constituting approximately 3.23% of the shares outstanding based on the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (inclusive of the shares issuable upon exercise of its Warrant).

         Little Wing engaged in the following transactions in the Company's Common Stock during the 60 days prior to the date of this Report:

8/06/98............................Purchased 18,000 shares at $6.2903 per share

         (b) As of the date hereof, Little Wing too beneficially owned 28,000 shares of Common Stock constituting approximately 0.25% of the shares outstanding based on the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

         Little Wing too engaged in the following transactions in the Company's Common Stock during the 60 days prior to the date of this Report:

8/10/98............................Purchased 4,000 shares at $6.625 per share
8/06/98............................Purchased 3,000 shares at $6.2903 per share
8/05/98............................Purchased 7,000 shares at $6.3976 per share
7/15/98............................Purchased 5,000 shares at $7.9375 per share
7/15/98............................Purchased 5,000 shares at $7.3125 per share
7/13/98............................Purchased 9,000 shares at $7.3125 per share

         (c) As of the date hereof, Tradewinds beneficially owned 192,240 shares of Common Stock, constituting approximately 1.75% of the shares outstanding based on the Company's Quarterly Report on Form 10-Q for the quarter ended
June 30, 1998.

      Tradewinds engaged in the following transactions in the Company's Common Stock during the 60 days prior to the date of this Report:

8/07/98............................Purchased 16,000 shares at $6.4688 per share
8/06/98............................Purchased 10,000 shares at $6.2903 per share
7/14/98............................Purchased  5,000 shares at $7.5625 per share

         (d) As of the date hereof, Contrary beneficially owned 87,880 shares of Common Stock, constituting approximately .8% of the shares outstanding based on the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

CUSIP NO. 45323-51-03             13D                      Page 11 of 11 Pages


         Contrary engaged in no transactions in the Company's Common Stock during the 60 days prior to the April 6, 1998 date of this Report:

         (e) Little Wing and Little Wing too each have the power to vote and to dispose of their respective shares, which power may be exercised by Quillen, as President of Quilcap, the General Partner of both entities.

         (f) Tradewinds and Contrary each have the power to vote and dispose of their respective shares, which power may be exercised by Quillen, as President of International, the Investment Manager to both entities.


Signatures

         After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: As of August 21, 1998


LITTLE WING, L.P.                            QUILCAP CORP.
By:  Quilcap Corp.,
General Partner
By: /s/ Parker Quillen                       By: /s/ Parker Quillen
    ------------------                           ------------------
Parker Quillen -- President                  Parker Quillen -- President

LITTLE WING TOO, L.P.                        QUILCAP INTERNATIONAL CORP.
By:  Quilcap Corp,,
General Partner
By: /s/ Parker Quillen                       By: /s/ Parker Quillen
    ------------------                           ------------------
Parker Quillen -- President                  Parker Quillen -- President

TRADEWINDS FUND LTD.
By:  Quilcap International Corp,
General Partner
By: /s/ Parker Quillen                       /s/ Parker Quillen
    ------------------                       ------------------
Parker Quillen - President                   Parker Quillen

CONTRARY FUND LTD.
By:  Quilcap International Corp,
General Partner
By: /s/ Parker Quillen
    ------------------
Parker Quillen -- President